August 30, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C.  20549

Attn:                    Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare & Insurance

RE:                           Xencor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-36182

Dear Mr. Rosenberg:

We are writing in response to the follow up comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2017 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 1, 2017 (the “Form 10-K”) of Xencor, Inc. (the “Company” or “Xencor”).

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. We are sending the Staff a hard copy of this letter.

Staff Comments and Company Responses

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Collaborative Research and Licensing Agreements

Novartis, page 82

1.              Please provide additional information to support your determination that future co-development funding for XmAb14045 and XmAb13676 was not priced at a significant and incremental discount:

The fair value of your commercialization rights in the U.S. for XmAb14045 and XmAb13676 and how these were determined:

Response:  The Company respectfully acknowledges the Staff’s comments and provides the following information as additional support for its accounting treatment.

•                  The U.S. commercialization rights were not part of the transaction and, accordingly, the Company did not determine the fair value of such rights,

•                  The Company also retained the right to research, develop and manufacture both compounds worldwide in addition to the right to commercialize both in the U.S. These rights allow the Company the option to license the retained ownership rights to a third party, and

•                  The U.S. commercialization rights are more valuable than the ex-U.S. rights that were licensed to Novartis and retention of such rights was critical to the Company.

Under the Collaboration and License Agreement (the “Agreement”) with Novartis BioMedical Research, Inc. (“Novartis”), we licensed the following rights to our XmAb14045 and XmAb13676 drug candidates to Novartis:

•                  The co-exclusive right to research, manufacture and development the two drug candidates worldwide and

•                  The exclusive right to commercialize the two candidates in all territories outside the U.S.

Importantly, we retained the following rights to both drug candidates:

•                  The co-exclusive right to research, manufacture and development the two drug candidates worldwide and

•                  The exclusive right to commercialize the two candidates in the U.S.

By retaining these rights, the Company maintains the option to continue development of the two compounds or to license the rights to a third party.

The U.S. commercialization rights were not part of the transaction and we therefore, did not determine the fair value of such rights. Retention of the U.S. commercialization rights was important to the Company’s future as these two compounds are the lead programs in the Company’s immune-oncology efforts. While the Company did not determine the fair value of the U.S. commercialization rights, the Company did determine the fair value of the rights licensed to Novartis and the Company believes that the value of the U.S. rights exceed the value of the ex-U.S. rights that were licensed to Novartis.

Biotech companies often license the rights to their drug candidates to larger pharmaceutical companies. These transactions often include licensing a compound on a country by country, or on a regional basis, i.e. licensing rights to all European countries. When companies consider the economics of licensing the rights to a drug candidate to another company whether on a country or regional basis, the rights to the U.S. markets are always the most valuable rights in the analysis. Typically, the U.S. rights are valued between 50-60% of the total estimated value of the worldwide rights of a drug candidate.  The U.S. rights command a higher value due to several economic factors including: potential market size, the regulatory approval process, U.S. patent policies and, current pricing practices for approved drugs. All these factors highlight the more favorable and profitable conditions for drug development in the U.S. and explains why it is the most valuable market compared to other countries. These factors also reflect why Xencor was interested in retaining the U.S. commercialization rights to XmAb14045 and XmAb13676.

As noted, the Company did not determine the fair value of the U.S. commercialization rights but believes that the fair value of these rights exceeded the fair value of the ex-U.S. rights which were licensed to Novartis in the transaction.

How you considered the relinquishment of your commercialization rights in the U.S. to Novartis for no additional consideration, if you were to opt-out of your funding obligations:

Response:

•                  Co-development of the drug candidates with Novartis is a right and not an obligation under the Agreement. The Agreement provides that the two companies will share development plans, costs and the benefits of clinical development, i.e. the data from the trials,

•                  If the Company elected to opt-out of further development, it would not be for no additional consideration. Under the Agreement, the Company would receive a royalty on the sales of U.S. products from Novartis in exchange for transferring its U.S. commercialization rights to Novartis, and

•                  The Company does not believe that opting out of further development constitutes a discount of its obligations to Novartis. Since the Company retained research, manufacturing and development rights in addition to U.S. commercialization rights, the Company has the option to license these rights to a third party instead of continuing development or opting-out of development with Novartis.

The Company believes that the co-development provision constitutes a right of the Company to participate in co-development with Novartis of the two drug candidates and not an obligation or separate deliverable under current accounting guidance. By participating in the co-development of the two programs, the two companies are sharing the planning, the costs and the benefits (emphasis added) of the development plans. For example, if the two companies plan and fund a Phase 1 trial for a program, both parties will receive the data and results of the trial and, each party can use the data from the trial to advance development of the drug for potential regulatory approval in their respective territory. Xencor could use the data to pursue additional development and future regulatory approval for the drug in the U.S. and Novartis can use the same data to pursue development and regulatory approval in all countries outside the U.S. Since the two companies are sharing the plans, costs and benefits of development, the Company does not believe that participating and funding its share of the co-development costs constitutes an obligation.

If Xencor elected to opt-out of the co-development for one, or both, of the drug candidates it would not be for no additional consideration.   Under the Agreement, the Company licensed the rights to the two drug candidates to Novartis in exchange for the following:

•                  An upfront payment,

•                  Development, regulatory and sales milestones as each program advances, and

•                  Low double-digit royalties on sales of approved products in all territories outside the U.S.

The Agreement provides that the two companies will co-develop the two drug candidates and share costs equally. If Xencor decides to terminate co-development with Novartis for either or both drug candidates, it must notify Novartis in writing of this and fund its share of approved development costs for the next 12 months.  Upon termination of the co-development with Novartis, Xencor would relinquish its remaining rights to the opted-out program, including its U.S. commercialization rights, in exchange for receiving royalties on the sale of approved products in the U.S. The royalty rate Xencor would receive on U.S. sales would be the same as the royalty rate it would receive on sales in all territories outside the U.S.

Instead of viewing the election of opting out of future development as abandoning the program for cost saving purposes, the Agreement provides the Company the flexibility to review its alternatives for each program. These alternatives include continuing to fund co-development of a program and retain the U.S. commercialization rights or exchange the obligation and rights for a royalty on potential U.S. sales. The Company has the right to opt-out and accordingly review its alternatives at any time under the Agreement. Since the Company would be receiving value in the form of royalties on U.S. sales, opting out of co-development activities and funding obligations is not termination of an obligation but is the result of an economic review that the Company conducts periodically for each program.

At inception of the transaction, the Company believed the value of the U.S. commercialization rights less its near-term share of development costs, exceeded the value of receiving a royalty on future U.S. sales of approved products. If not, the Company would have included the U.S. rights in the transaction with Novartis for additional consideration.  However, this analysis will be constantly reviewed as each program advances into development and data from the clinical trials is reviewed.

By retaining the right to commercialize sales from products approved in the U.S. the Company also has the option to license these rights to another party at any time. For the XmAb14045 and XmAb13676 programs, the Company will review its options based on the status of each program and future development investments and potential returns. It’s options for each program include but are not limited to:

•                  Continuing development of the drug candidate with Novartis under the agreed plan and budgets for the next stage of development,

•                  License its rights to each or both programs to a third party, or

•                  Elect to opt-out of future development of a drug candidate and receive royalties on future U.S. sales from Novartis.

Based on the above discussion, the Company does not believe that the election to opt-out of further development would be for no additional consideration but would be part of an economic analysis of the various options that the Company has for each program.

How you considered your total funding obligation during any 12-month period as compared to the fair value of the agreement, when determining such obligations are not material.

Response:

•                  The Company’s total funding obligation for the 12-month period after electing to opt-out of the co-development arrangement is not a material amount and, the funding would be an accommodation to assist in transition of the co-development activities and costs to Novartis who would assume full responsibility of all development activities and costs going forward,

•                  At inception of the Agreement, the Company’s funding obligation was not a material amount compared to the fair value of the arrangement due to the early development stage of each compound and,

•                  Although the Company’s share of co-development funding in any 12-month period will increase as each program advances into later stage of development, the value of the underlying compound will also increase due to the stage of development such that the Company’s share of 12-month co-development costs will continue to be immaterial relative to the overall value of each program.

The requirement that the Company fund its share of co-development activities for the next 12 months as part of opting-out of future co-development activities and costs, is merely an accommodation to transition full development activities to Novartis. As noted in the Agreement, both companies will agree on specific development plans and budgets and by opting-out, Xencor would be immediately transferring this responsibility to Novartis. There may be activities that Xencor is responsible for conducting in the plan and there may also be third-party vendors with contracts that Xencor has engaged as part of the development plan. Requiring Xencor to fund its share of development costs for the next 12-months, after it has provided notice that it is opting-out, provides Novartis resources to begin transitioning the activities to full ownership of a program.

Under the Agreement, the Company and Novartis will agree on a development plan and a budget for each program with a rolling budget for a specified period of time. At inception of the Agreement, there was no approved plan and the Company’s existing development plans and budgets for each program were the basis for the Company’s evaluation for continuing development of each program or opting-out of development in exchange for receiving a royalty on U.S. sales. As noted above, the Company clearly believed the value of the U.S. commercialization rights exceed the near-term development costs or it would have included such rights in its negotiations with Novartis.

The Company’s share of development costs for the next 12 months will depend on the stage of development for each program. At inception of the Agreement, the XmAb14045 program was at IND stage of development and the XmAb13076 program was approximately four months behind in development. The projected cost of development over the next 12 months at inception of the Agreement and the Company’s share (50%) of such costs was not a material amount; the Company’s share of amounts was approximately $3 - $4 million for each program. This amount is not a material amount relative to the value of the agreement which included a $150 million upfront payment and up to $2.4 billion in potential milestones. Accordingly, at inception of the Agreement, the Company’s potential funding obligation for the next 12 months was not a material amount relative to the value of the overall transaction.

The Company’s share of co-development funding during any 12-month period will increase as each compound advances into later stages of development since the trial sizes, complexity and cost go up. The Company’s 12-month share of co-development funding for a compound in Phase 1 of development will be substantially less than its estimated share of 12-month co-development funding for a Phase 3 trial. However, just as costs increase in later stages of development, the value of the specific drug compound and the value of the overall arrangement would also increase. A compound entering a

Phase 3 trial will be worth substantially more than one that is entering in a Phase 1 trial. The net result is that while the Company’s projected share of development costs for any 12-month period will increase as each compound advances into later stages of development, the value of the underlying drug candidate will also increase such that the Company’s 12-month funding obligation will not be material compared to the fair value of the compound and the value of the overall arrangement.

*              *              *

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to John J. Kuch at 626-737-8013.

Sincerely,

/s/ John J. Kuch

John J. Kuch
Vice President, Finance
Xencor, Inc.
(Principal Financial and Accounting Officer)

Cc: Dr. Bassil Dahiyat, Xencor, Inc.